May 4, 2005

Mr. Rufus Decker,

Accounting Branch Chief,

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington,  D.C.  20549-0306.

Re:                               Amcor Limited

Form 20-F for the fiscal year ended June 30, 2004

File No. 0-18893

Dear Mr. Decker:

We are in receipt of the letter from the staff of the Securities and Exchange Commission (“SEC”), dated March 28, 2005, regarding our annual report on Form 20-F for the fiscal year ended June 30, 2004 (the “Form 20-F”).  For your convenience, we have included the staff’s comments below and have keyed our responses accordingly.

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2004

Comment applicable to your overall filing

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response 1:                               The comments have been noted and have been followed in this supplemental response.

Item 8 – Financial Information

Anti-Trust Investigations and Related Management Changes, page 56

2.                                      We have read your response to comment 5.  As significant changes or developments occur, the company should disclose these matters on a timely basis.  We note the related disclosure included in your Form 6-K filed on February 22, 2005 particularly that included in Note 9, Contingent Liabilities and Contingent Assets.  For U.S. GAAP purposes, please continue to comply with the guidance in paragraph 22 of APB Opinion 28.

Response 2:                               The comments have been noted.  The Company is aware of its responsibilities to continue to assess whether there is sufficient evidence to reliably measure potential liabilities under APB Opinion 28.

Management continue to assess all information as it is received for evidence that may lead it to alter its current accounting treatment.

3.                                      We note from your response to comment 6 that the interim report concerning possible cartel conduct received by the Board of the Company from its legal advisers on December 6, 2004 was an oral report.  Please provide the staff with any minutes, memorandum or other forms of documentation which summarize the information received by the Board from the legal advisers.  In addition, please provide the staff with any updated information as a result of the company’s subsequent investigation of the matters.

Response 3:                               Other than the minutes of the December 6, 2004 meeting of the Board, Amcor is not in possession of any memorandum or other document that summarises the information received by the Board at this meeting from its Australian legal advisers, Allens Arthur Robinson.  The Board has continued to receive periodic oral reports from its Australian legal advisers in relation to the course of the investigative work being undertaken in respect of possible cartel conduct.  The Company’s Australian legal advisers have not provided the Company with any written documentation summarizing these oral reports.

Amcor’s internal investigation was commenced on November 21, 2004 and is continuing.  This investigation is likely to occupy considerable further time.  The Company’s investigative work is being undertaken by its Australian legal advisers.  This work has involved interviews with current and former officers and employees of the Company and a review of voluminous Company documents.  The interviews and review of documents are continuing and are expected to take at least several more months.  Based upon the results of this investigation to date, the Company believes that certain officers and employees in the Company’s corrugated box business in Australia and New Zealand appeared to have entered into and given effect to arrangements which constituted possible cartel conduct and that such officers and employees actively colluded and deliberately concealed their relevant conduct from the Board of Directors and other officers of the Company.

The investigations of the Australian Competition and Consumer Commission (“ACCC”) and the New Zealand Commerce Commission (“NZCC”) were also commenced in November 2004, are continuing, and are being conducted on a confidential basis.  The Company is not aware of when the ACCC and NZCC investigations are likely to be concluded.

As disclosed in the Form 20-F, the Company has sought leniency under the respective leniency policies of the ACCC and the NZCC and the Company has indicated that it will provide full cooperation to those agencies.  To date, this has involved making witnesses available and providing documents pursuant to notices issued under section 155 of the Trade Practices Act 1974 (Cth) by the ACCC and voluntarily in response to informal requests from the ACCC and the NZCC.

The Company is not aware of any legal proceedings by customers having been instituted against it in relation to possible cartel conduct.

Management continue to assess all information as it is received for evidence that may lead it to alter its assessment of the ability to reasonably estimate the potential loss or a range of potential loss as required by FAS 5 “Accounting for Contingencies.

4.                                      Please tell us the amount of revenue recognized by the company that relates to possible cartel conduct.

Response 4:                               The Company has disclosed (see the Form 20-F under “Anti-Trust Investigations and Related Management Changes – Board Announcements”) that the Australian and New Zealand corrugated box business represented approximately 9% of Amcor Group sales revenue and 8% of Amcor Group PBITA in the year ended June 30, 2004, 9% of Amcor Group sales revenue and 9% of Amcor Group PBITA in the year ended June 30, 2003 and 11% of Amcor

Group sales revenue and 11% of Amcor Group PBITA in the year ended June 30, 2002.

Item 15 – Controls and Procedures, page 73

5.                                      We have read your response to comment 7.  We have considered your response and continue to believe, as stated in our original comment, that an amendment to your Form 20-F for the year ended June 30, 2004 is required to state in clear and unqualified language, the conclusions reached by your Executive Chairman and Chief Financial Officer on the effectiveness of your disclosure controls and procedures.  We are unable to concur with the conclusion stated in the first sentence of the second paragraph of your reply to comment 7.  Based upon the language in the first paragraph under Item 15, it appears that your Executive Chairman and Chief Financial Officer have been unable to conclude that your disclosure controls and procedures were effective as of the end of the period covered by your report.  We note that the company states that the preliminary results of its investigation indicate that there have been weaknesses in internal disclosure controls and procedures concerning compliance with competition laws and related matters.  In addition to previously cited question 5 in the Divisions response to frequently asked questions on management’s report on internal controls over financial reporting, we also refer you to question 10.

Response 5:                               We will amend the second paragraph under “Item 15 Controls and Procedures” in the Company’s Form 20-F for the year ended June 30, 2004, to read as follows:

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), our management, with the participation of the Executive Chairman and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2004.  Based on that evaluation, they have concluded that, as at June 30, 2004, the Company’s disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to our management, including our Executive Chairman and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There are inherent limitations to the effectiveness of any system of disclosure and internal controls, including the possibilities of faulty judgments or mistakes by management, fraud, or the intentional circumvention of controls by individual acts or the collusion of two or more people.  Accordingly, even an effective disclosure and internal control system can provide only reasonable assurance with respect to disclosures and financial statement preparation.  See Item 8 “Anti-Trust Investigations and Related Management Changes - Board Announcements”.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

6.                                      With respect to the preliminary indication of weakness in internal disclosure controls and procedures mention under Item 15, please advise the staff of the corrective action taken or underway.

Response 6:                               As indicated in Response 5 above, our Executive Chairman and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as at June 30, 2004.

The Company’s investigation into the possible cartel conduct, and the active collusion and deliberate concealment of this conduct, is ongoing and is intended to determine the extent of the possible cartel conduct, and the degree to which officers and employees of the Company may have been involved.  Further, the Company notified the ACCC and NZCC of the conduct and their investigations into that conduct are continuing.

Financial Statements

Note 33 – Reconciliation of Accounts to US GAAP

Consolidated Statement of Cash Flows, page F-89

7.                                      We have read your response to comment 9.  You indicated that customer receivables, including proceeds from the sale of receivables through securitization, should be classified as operating cash flows.  We agree that the cash inflows directly from the receivables collection should be reported as operating cash flows.  However, transfers of receivables that do not qualify as sales and that are accounted for as secured borrowings give rise to financing cash flows.  Since the receivables are re-instated and the cash received is treated as a current liability under US GAAP, all cash flows related to the current liability should be included in financing activities.  Please note that for US GAAP purposes, both operating cash flows and financing cash flows are affected, whereas only operating cash flows are affected under Australian GAAP.  Please disclose in the reconciliation of accounts to US GAAP the impact of the financing cash flows on the statement of cash flows for all periods presented.

Response 7:  We will revise our disclosure in our 20-F for the year ended June 30, 2005 to include a reconciliation to US GAAP cash flows and additional disclosure regarding the nature of these adjustments as follows:

“The Consolidated Statements of Cash Flows on F-9 has been prepared in accordance with Australian GAAP, the objective and principles of which are similar to those set out in US GAAP.  The principle differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents:

•                                          Under US GAAP net activity in bank overdrafts is disclosed as components of cash flow from financing activities.

•                                          Under US GAAP cash classified as restricted is excluded from cash from the Consolidated Balance Sheets and Consolidated Statements of Cash Flows.  The restricted cash recorded in 2002 was used as a partial payment for the acquisition of the PET container and closures businesses of Schmalbach-Lubeca, which was made on 1 July, 2002.

•                                          In respect of the securitization of non-recourse receivables the cash inflows directly from the receivables collection are reported as operating under Australian GAAP and US GAAP.  The transfer of these receivables is accounted for as secured borrowings under US GAAP and therefore the net movement in the facility over the year is classified as financing.

•                                          Other differences in the US GAAP statement of cash flows relate to those items capitalized under Australian GAAP (included in the cash flows from investing activities) that are expensed under US GAAP ( included in cash flows from operating activities).

Consolidated Statements of Cash Flows

US GAAP Reconciliation

The statement below shows the adjustments to be made to the Australian GAAP cash flow statement to reclassify it to comply with US GAAP for the years ended December 31 2004, 2003 and 2002.

		At June 30
		(in millions of A$)
	Note	2004	2003	2002

Net cash from operating activities as reported using Australian GAAP		1,031.8	874.7	900.7

Reclassification of net cash received from securitised receivables to financing for USGAAP	33(o)	(7.4)	(190.5)	—
Reclassification of capitalized payments expensed for US GAAP	33(d) & (h)	(1.4)	(5.5)	(2.8)

Net cash from operating activities - US GAAP		1,023.0	678.7	897.9

Net cash from investing activities as reported using Australian GAAP		(1,061.3)	(3,503.9)	268.8

Reclassification of capitalised payments expensed for US GAAP	33(d) & (h)	1.4	5.5	2.8

Net cash from investing activities - US GAAP		(1,059.9)	(3,498.4)	271.6

Net cash from financing activities as reported using Australian GAAP		106.6	397.7	809.9

Movements in restricted cash not classified as cash and cash equivalents for US GAAP		—	2,118.0	(2,118.0)
Changes in bank overdrafts (net)		(88.7)	78.3	11.5
Reclassification of net cash received from securitised receivables from operating for USGAAP	33(o)	7.4	190.5	—

Net cash from financing activities - US GAAP		25.3	2,784.5	(1,296.6)

Net (decrease)/increase in cash and cash equivalents - US GAAP		(11.6)	(35.2)	(127.1)
Cash and cash equivalents at the beginning of the year - US GAAP		162.0	207.0	340.1
Effects of exchange rate changes on opening foreign currency cash balances - US GAAP		(2.1)	(9.8)	(6.0)

Cash and cash equivalents at the end of the year - US GAAP		148.3	162.0	207.0

Reconciliation of cash and cash equivalents for US GAAP:

Cash and cash equivalents as reported - Australian GAAP		121.1	46.1	2,287.4
Add back bank overdrafts		27.2	115.9	37.6
Deduct restricted cash		—	—	(2,118.0)

Cash and cash equivalents in accordance with US GAAP		148.3	162.0	207.0

*       *       *       *       *

Amcor acknowledges that

•                                          Amcor is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                          Amcor may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need any further information with respect to matters set forth in this letter, please contact the undersigned on (011) (613) 9226 9007 or Jeffrey Browne or Burr Henly of Sullivan & Cromwell on (011) (613) 9635-1500.  Alternatively, if more convenient, you may call the Washington D.C. office of Sullivan & Cromwell at (202) 956-7500 and ask to be transferred to the Melbourne office extension.

Very truly yours,

/s/ PETER DAY
Peter Day

(Chief Financial Officer)

(Enclosure)

cc:	Ernest Greene
(Staff Accountant, SEC)

Nathan Cheney
(Assistant Chief Accountant, SEC)

Jeffrey F. Browne
Burr Henly
(Sullivan & Cromwell)